Exhibit 99.1

ASM International N.V.

Material elements employment contract Mr. C.D. del Prado

(effective as from 1 March 2008)

Mr. del Prado has been appointed as managing director for 4 years as from 18 May 2006; he is CEO since 1 March 2008. Mr. del Prado’s employment contract is for an indefinite period of time, with a gross base salary per annum of Euro 500,000 (as per 1 March 2008) and notice periods for Mr. del Prado and ASM International of 6 and 12 months respectively.

Mr. del Prado participates in the defined contribution plan offered to members of the Management Board under the same financial conditions to all employees residing in the Netherlands. Reference is made to the ASM Remuneration Policy, posted on the ASM website; www.asm.com.

The annual incentive varies between 0% and a maximum of 50% of the base salary and is based on the achievement of performance criteria. Reference is made to the ASM Remuneration Policy. As for the applicable long term incentive scheme, reference is made to the long term incentive (stock options) plan for the Management Board (the “LTIP”), approved by the Annual General Meeting of Shareholders held on May 18, 2006. Effective 1 March 2008, Mr. del Prado received an option grant of 100,000 stock options under the LTIP in connection with his appointment as CEO.

In case of termination of employment by ASM International, Mr. del Prado is entitled to a severance payment equal to one year’s fixed remuneration, unless dismissal is given for an urgent cause (as defined in section 7: 678 Dutch Civil Code) or after 2 years of illness. The same severance is payable upon termination of employment by either party in case of a change of control that results in a material adverse change in the position of Mr. del Prado, in which case his option rights shall also vest.